UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Beijing Wenxin Co., Ltd.
Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing
People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note:

TDH Holdings, Inc. (the “Company”) previously announced on March 13, 2026, that the Company received a notice from the Listing Qualifications Department of Nasdaq (“Nasdaq”) that the Company no longer complied with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605(b)(1) and 5605(c)(2)(A) (collectively the “Rules”), and confirmed the availability of the cure period under Nasdaq Listing Rule 5605(b)(1)(A) and Nasdaq Listing Rule 5605(c)(4), permitting the Company to regain compliance with Nasdaq Listing Rule 5605(b)(1) and Nasdaq Listing Rule 5605(c)(2)(A) by the earlier of the Company’s next annual meeting of stockholders or March 11, 2027, or, if the next annual meeting of stockholders is held before September 8, 2026, by no later than September 8, 2026.

On April 15, 2026, Nasdaq notified the Company that it’s now in compliance with the Rules and the matter is now closed due to the previously announced appointment of Xu Luo to the Company’s board of directors and audit committee.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: April 17, 2026

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